082-03277

Regulatory Announcement

RECEIVED

2007 MAY -1 A 11:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Free annual report

07023083

Company	Tesco PLC
TIDM	TSCO
Headline	Blocklisting Interim Review
Released	16:22 18-Apr-07
Number	1089V

RNS Number:1089V
Tesco PLC
18 April 2007

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 13th April 2007

SUPPL

1. Name of applicant:

TESCO PLC

2. Name of scheme

TESCO PLC SAVINGS RELATED SHARE OPTION SCHEME (1981)

TESCO PLC IRISH SAVINGS RELATED SHARE OPTION SCHEME (2000)

3. Period of return:

From 1 OCTOBER 2006 To 31 MARCH 2007

PROCESSED
MAY 03 2007
THOMSON FINANCIAL

4. Balance under scheme from previous return:

13,115,150

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

30,000,000 (26 JANUARY 2007)

6. Number of securities issued/allotted under scheme during period:

33,615,914

7. Balance under scheme not yet issued / allotted at end of period

9,499,236

8. Number and class of securities originally listed and the date of admission

36,169,932 ORDINARY SHARES ORIGINALLY ADMITTED
31 DECEMBER 2004

Dew 5/2

9. Total number of securities in issue at the end of the period

7,931,828,496

Name of contact

GABBI HATTON, SHARE SCHEMES
MANAGER

Address of contact

TESCO PLC, DELAMARE ROAD, CHESHUNT,
HERTFORDSHIRE EN8 9SL

Telephone number of contact

01992 644797

Signed by

Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of

TESCO PLC

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Tesco PLC
TIDM	TSCO
Headline	Blocklisting Interim Review
Released	16:26 18-Apr-07
Number	1092V

SUPPL

RNS Number:1092V
Tesco PLC
18 April 2007

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 13th April 2007

1. Name of applicant:

   TESCO PLC

2. Name of scheme

   EXECUTIVE SHARE OPTION SCHEME (1994) APPROVED; UNAPPROVED EXECUTIVE SHARE OPTION SCHEME (1996);
   INTERNATIONAL EXECUTIVE SHARE OPTION SCHEME; DISCRETIONARY SHARE OPTION PLAN (2004)

3. Period of return:

From 1 October 2006 To 31 March 2007

4. Balance under scheme from previous return:

19,989,016

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

0

6. Number of securities issued/allotted under scheme during period:

11,336,742

7. Balance under scheme not yet issued / allotted at end of period

8,652,274

8. Number and class of securities originally listed and the date of admission

75,690,188 ORDINARY SHARES ORIGINALLY ADMITTED 31 DECEMBER 2004

9. Total number of securities in issue at the end of the period

7,931,828,496

Name of contact

GABBI HATTON, SHARE SCHEMES MANAGER

Address of contact

TESCO PLC, DELAMARE ROAD, CHESHUNT, HERTFORDSHIRE EN8 9SL

Telephone number of contact

01992 644797

Signed by

company secretary for and on behalf of Tesco Plc

This information is provided by RNS
The company news service from the London Stock Exchange

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END